Exhibit 99.1

Westport Fuel Systems Announces TSX Ticker Symbol Change to "WPRT"

~ Aligning the company's Canadian and U.S. Trading Symbols ~

VANCOUVER, Nov. 7, 2016 /CNW/ - Westport Fuel Systems Inc. ("Westport Fuel Systems") (TSX:WPT / Nasdaq:WPRT) today announced that effective at the opening of trading on Thursday, November 10, 2016, shares of Westport Fuel Systems will commence trading on the Toronto Stock Exchange ("TSX") under the symbol "WPRT".

The company requested the change to its ticker symbol in Canada following the new permissions introduced by the TSX that allow companies to use a four-letter symbol.  Westport Fuel Systems previous trading symbol on the TSX was "WPT" and following this change, the company's TSX and NASDAQ trading symbols will be the same.

No action is required to be taken by current shareholders in connection with the change.

About Westport Fuel Systems
Westport Fuel Systems engineers, manufactures and supplies the world's most advanced alternative fuel systems and components. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. Our innovative and cost-effective solutions maintain performance while improving efficiency and reducing emissions. Offering a variety of leading brands for transportation and industrial applications, we serve customers in over 70 countries, including some of the world's largest and fastest growing markets. To learn more about our business, visit westport.com.

SOURCE Westport Fuel Systems Inc.

%CIK: 0001370416

For further information: Inquiries: Caroline Sawamoto, Manager, Investor Relations and Communications, Westport Fuel Systems, T: +1 604-718-2046, invest@westport.com

CO: Westport Fuel Systems Inc.

CNW 16:05e 07-NOV-16